Exhibit 99.1

Clearmind Medicine Announces Evaluation of its Psychedelic-Based Treatment (MEAI) for Potential FDA Breakthrough Therapy Designation

Positive clinical results from Alcohol Use Disorder clinical trial may strengthen potential for eligibility for Breakthrough Therapy Designation

Vancouver, Canada, April 27, 2026 (GLOBE NEWSWIRE) -- Clearmind Medicine Inc. (Nasdaq: CMND) (“Clearmind” or the “Company”), a clinical-stage biotech company focused on the discovery and development of novel, non-hallucinogenic, second generation, neuroplastogen-derived therapeutics to solve major under-treated health problems, today announced that it is evaluating its lead candidate, CMND-100 (MEAI), for eligibility for the U.S. Food and Drug Administration’s (FDA) Breakthrough Therapy Designation (BTD).

“We are encouraged by the recognition and positive developments in the space and are evaluating the suitability for potential Breakthrough Therapy Designation for CMND-100 based on the positive results demonstrated to date throughout our ongoing FDA-approved Phase I/IIa clinical trial for Alcohol Use Disorder,” said Dr. Adi Zuloff-Shani, Ph.D., Chief Executive Officer of Clearmind Medicine. “These data, combined with the recent Executive Order signed by President Trump, which accelerates FDA review processes for certain psychedelic and neuroplastogen therapies designated as breakthrough treatments, further support our belief that CMND-100 may meet the rigorous criteria for this important designation.”

The FDA’s Breakthrough Therapy Designation is granted to drugs intended to treat serious or life-threatening conditions where preliminary clinical evidence indicates the potential for substantial improvement over existing therapies on at least one clinically significant endpoints. Alcohol Use Disorder represents a life-threating with a significant unmet medical need, affecting millions worldwide with limited effective treatment options.

Clearmind Medicine remains committed to science-driven development and looks forward to continued engagement with the FDA as it advances CMND-100 toward providing safe, effective, and scalable non-hallucinogenic treatment options for patients.

As of the date hereof, the Company has not submitted a request for Breakthrough Therapy Designation for MEAI, and the FDA has not granted such designation.

About Clearmind Medicine Inc.

Clearmind is a clinical-stage neuroplastogens pharmaceutical biotech company focused on the discovery and development of non-hallucinogenic, second generation, neuroplastogen-derived therapeutics to solve widespread and underserved health problems, including alcohol use disorder. Its primary objective is to research and develop psychedelic-based compounds and attempt to commercialize them as regulated medicines, foods, or supplements.

The Company’s intellectual portfolio currently consists of nineteen patent families, including 31 granted patents. The Company intends to seek additional patents for its compounds whenever warranted and will remain opportunistic regarding the acquisition of additional intellectual property to build its portfolio.

Shares of Clearmind are listed for trading on Nasdaq under the symbol “CMND.”

For further information, visit: https://www.clearmindmedicine.com or contact:

Investor Relations
invest@clearmindmedicine.com
www.Clearmindmedicine.com

Forward-Looking Statements:

This press release contains “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act and other securities laws. Words such as “expects,” “anticipates,” “intends,” “plans,” “believes,” “seeks,” “estimates” and similar expressions or variations of such words are intended to identify forward-looking statements. For example, the Company is using forward-looking statements when it discusses its evaluation of the suitability for potential Breakthrough Therapy Designation for CMND-100, the timing and progress of its clinical trials, its belief that CMND-100 may meet the rigorous criteria for Breakthrough Therapy Designation, its commitment to science-driven development, and its continued engagement with the FDA as it advances CMND-100 toward providing safe, effective, and scalable non-hallucinogenic treatment options for patients. Forward-looking statements are not historical facts, and are based upon management’s current expectations, beliefs and projections, many of which, by their nature, are inherently uncertain. Such expectations, beliefs and projections are expressed in good faith. However, there can be no assurance that management’s expectations, beliefs and projections will be achieved, and actual results may differ materially from what is expressed in or indicated by the forward-looking statements. Forward-looking statements are subject to risks and uncertainties that could cause actual performance or results to differ materially from those expressed in the forward-looking statements. For a more detailed description of the risks and uncertainties affecting the Company, reference is made to the Company’s reports filed from time to time with the Securities and Exchange Commission (“SEC”), including, but not limited to, the risks detailed in the Company’s annual report on Form 20-F for the fiscal year ended October 31, 2025 and subsequent filings with the SEC. Forward-looking statements speak only as of the date the statements are made. The Company assumes no obligation to update forward-looking statements to reflect actual results, subsequent events or circumstances, changes in assumptions or changes in other factors affecting forward-looking information except to the extent required by applicable securities laws. If the Company does update one or more forward-looking statements, no inference should be drawn that the Company will make additional updates with respect thereto or with respect to other forward-looking statements. References and links to websites have been provided as a convenience, and the information contained on such websites is not incorporated by reference into this press release. Clearmind is not responsible for the contents of third-party websites.